

Republic

Company Name Salsa God

Logo



Headline Give your tacos some religion

Cover photo



MEDIUM HEAT
SALSA GOD
FIRE ROASTED RED
HOT & SPICY
SALSA GOD
FIRE ROASTED RED
MEDIUM HEAT
SALSA GOD
MEDIUM HEAT
SALSA GOD
SALSA VERDE
HOT & SPICY
SALSA GOD
SALSA VERDE

Hero Image


¡Give your taco some Religion!™
HOT & SPICY
SALSA GOD
FIRE ROASTED RED
MEDIUM HEAT
SALSA GOD
SALSA VERDE
MEDIUM HEAT
SALSA GOD
FIRE ROASTED RED
MEDIUM HEAT
SALSA GOD
HOT & SPICY
SALSA GOD
SALSA VERDE
GO TEXAN.
NON GMO Project VERIFIED
nongmoproject.org
MADE WITH LIME JUICE
NO ADDED SUGARS
100% AUTHENTIC
GLUTEN FREE

Tags Consumer Goods, Food, Wholesale

Pitch text

Summary

- Rapidly growing Mexican food brand specializing in salsas & tortilla chips
- Premium restaurant-style salsas available at your local grocery store
- Simple, fresh ingredients; Non-GMO Project Verified and gluten-free
- Award-winning recipes - 1st Place Awards at the 2019 Scovie Awards
- Partnerships with major national retailers such as Whole Foods
- Recently released Chips & Salsa Combo Pack - perfect for a snack on the go!
- Exporting to Australia and looking to expand number of export markets

Problem

America is searching for authentic salsa

According to recent studies, salsa is consistently ranked in the top 5 condiments in the US, and salsa is the 2nd most popular condiment in terms of sales, even outselling ketchup. For the 213.6 million American salsa consumers, there is an overwhelming selection of salsa brands to choose from on store shelves, but the overwhelming majority of salsa brands have opted to sacrifice authenticity and flavor.

Why can't we buy chips & salsa together?

Chips and salsa are a classic snack enjoyed by millions of Americans, but consumers have had to buy each separately. There are no convenient options for chips and salsa as an on-the-go snack.

Solution

Restaurant-quality salsa that tastes homemade

Salsa God's line of restaurant-style salsas use only the simplest, best ingredients for the most delicious tasting salsas on the planet.

Salsa God invented the Single-Serve Chips & Salsa Combo Pack

Salsa God has solved this problem with the release of our Grab & Go Chips & Salsa Combo Pack. The Combo Pack contains a 3oz bag of tortilla chips and a 4oz cup of salsa - perfect for a convenient snack on the go!



Product

Salsa God Salsas are 100% authentic

And we have created a variety of different salsas that speak to everybody's preferences.

We make sure that our salsas are accessible to many different dietary requirements and heat tolerances, and all our products are Non GMO Project Verified (Chips & Salsa Combo Pack to be certified in September 2019), vegan, allergen-free and gluten-free, and contain no added sugars (excludes Sriracha Salsa).



Salsa God brings the authentic taste of Mexico to consumers throughout the US. Shoppers can purchase our products at their local grocery stores and soon will be able to purchase our Grab & Go Chips & Salsa Combo Pack at convenience stores and grocery stores to be able to enjoy authentic chips & salsa at any time and any place.

Traction

Award-winning salsa

Since launching the brand in November 2016, Salsa God has achieved rapid consumer adoption and has won multiple national awards for our salsas, including 1st place wins at the 2019 Scovie Awards, the 2019 World Hot Sauce Awards, the 2018 International Flavor Awards and the 2017 World Hot Sauce Awards. We've also experienced tremendous growth partnering with prestigious retailers such as Whole Foods, Albertsons, Safeway, HEB, Harris Teeter, and others who are helping us reach a wider audience of salsa and Mexican food enthusiasts.

   

SALSA GOD ™ Awards

Salsa God Salsas routinely win awards in salsa competitions

Awards Won

2019 World Hot Sauce Awards
1st Place – Mild Salsa Category
Smoky Garlic Chipotle

2019 Scovie Awards
1st Place – Medium Salsa Category
Smoky Garlic Chipotle
2nd Place – Natural Salsa Category
Smoky Garlic Chipotle
2nd Place –Salsa Verde Category
Hot Salsa Verde
3rd Place – Natural Salsa Category
Hot Fire Roasted Red Salsa

2018 International Flavor Awards
1st Place –Salsa Verde Category
Hot Salsa Verde
3rd Place – Medium Salsa Category
Medium Fire Roasted Red Salsa

2018 Scovie Awards
3rd Place – Natural Salsa Category
Medium Fire Roasted Red Salsa

2017 World Hot Sauce Awards
1st Place – Medium Salsa Category
Medium Fire Roasted Red Salsa
2nd Place – Salsa Verde Category
Medium Salsa Verde
3rd Place –Specialty Category
Smoky Garlic Chipotle

2017 The Chile Pepper Awards
2nd Place – Hot Salsa Category
Hot Fire Roasted Red Salsa

2017 International Flavor Awards
3rd Place – Salsa Verde Category
Hot Salsa Verde

2016 Zest Fest
3rd Place – Salsa Verde Category
Dillicious Salsa Verde

2015 Martha Stewart American Made
Food Finalist – Salsa God Brand

Customers

Made for and by salsa enthusiasts

Salsa God was created by and for salsa enthusiasts. By partnering with major retailers, we are getting our product into the hands of consumers across the US.





HOT & SPICY
SALSA
GOD
FIRE ROASTED RED
Restaurant Style Salsa
Net Wt. 16oz (454g)
salsatrain • Follow
Region: North East
Where we found it: A random gas station - Chicago, IL
Peppers used: Jalapeno and Habanero peppers
Heat Level: Hot & Spicy
This one is tip-of-the-tongue good! Salsa God brings the heat in this Fire Roasted Red! A nice thickness allows the salsa to sit on the tortilla chip confidently. A great find at a random gas station somewhere in Chicago! #salsatrain #salsareviews @salsagod #salsagod 🔥🔥🔥🔥 #fireroastedred #hotandspicy #charred #fireroasted #tomatoes #habanero #jalapeno #heat #novinegar
71w
11 likes
FEBRUARY 4, 2018
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Amazon Customer

★★★★★ **It's true, a gift from the Salsa Gods**

June 29, 2018

I have had a hard time finding good salsa so I thought I would check this one out. It did not disappoint! None of that slimey, chunky mess like A lot of the usual grocery store brands. This one has great texture, real ingredients and excellent flavor. It's got a serious kick, I usually get medium and this one was HOT.

AVAILABLE AT THESE FINE RETAILERS



































Albertsons · H-E-B · Lowes Foods · Safeway · heinen's · Sendik's · Kowalski's · Bristol Farms · Lassens Natural Foods & Vitamins · Mother's · Rosauers Supermarkets · Natural Grocers · Whole Foods Market · Harmons · Woodman's · Harris Teeter · Tops Friendly Markets

Investors

Salsa God has been bootstrapping its operations since launching the brand

We've been raising minimal amounts of capital through friends and family. We have outgrown our ability to raise sufficient capital from friends and family, so we are turning to the crowd!

Business Model

Salsa God sells wholesale to distributors and large retail accounts

Salsa God branded products are typically resold to consumers at grocery stores in both the natural and conventional channels and convenience stores. We expect the number of convenience stores carrying Salsa God products to rapidly grow in 2019 and 2020 with the release of the Chips & Salsa Combo Pack.

Rapidly growing Points of Distribution

Salsa God was launched as a brand in November of 2016 into the Mid-Atlantic Region of Whole Foods Market. Since the launch of the brand, Salsa God's points of distribution ("PODs") have grown from 40 stores at the end of 2016 to a projected 2,500 at 2019 year end.   Management estimates that there are approximately 1,750 PODs as of June 2019. The PODs represented in the chart below are based on actual sales reports and management's estimates of PODs not captured by sales reports.



Gross sales projected to continue growing

Salsa God's gross sales have increased from ~$8K in 2016 to ~$360K in 2018. We project continued growth in sales in 2019 as PODs continue to increase and as a result of the launch of the Chips & Salsa Combo Pack. As the two charts show, an increase in PODs is highly correlated with an increase in sales.



Salsa God's gross margins are attractive

2019 Sales YTD - Shelf Stable SalsasMedium Fire
Roasted RedHot Fire
Roasted RedMedium Salsa
VerdeHot Salsa
VerdeSmoky Garlic
Chipotle% of Gross Sales37.1%24.8%23.2%1.7%13.2%% Gross Margin41.0%39.4%18.4%16.5%44.1%Weighted Average
% Gross Margin35.3%

Salsa God has managed to create a line of authentic, flavorful salsas without having to sacrifice gross margins in order to do so. As is standard, Salsa God line prices all of its salsas (all flavors cost the same), and while two products have sub 20's margins, Salsa God's weighted average gross margins are very attractive at 35.3%. Management projects that the weighted average gross margins will expand to 36.6% after completion of the fundraising campaign by utilizing the additional capacity to take advantage of early payment discounts with suppliers.

The estimated gross margin percentage for the Chips & Salsa Combo pack is 40.0%, although this figure could vary slightly depending on certain cost inputs.

Chips & Salsa Combo Pack generated buzz at the 2019 Summer Fancy Food Show

Salsa God launched the Chips & Salsa Combo Pack at the 2019 Summer Fancy Food Show in New York City June 23rd - 25th. Buyers' reactions to the product was overwhelmingly positive and exceeded even our very high expectations. An all out sales effort is already underway to vastly expand Salsa God's PODs and to use the entry of the Combo Pack in new accounts to cross-sell the line of salsas.

With the launch of Salsa God's Chips & Salsa Combo Pack, we will now be expanding our sales channels to include convenience stores (C-Stores) and e-commerce. The Chips & Salsa Combo Pack was specifically designed to be a Grab & Go item for resale at C-Stores. There are over 150,000 C-Stores in the United States, and we believe that Salsa God products will be successful in penetrating this sales channel. Additionally, we will be selling the Chips & Salsa Combo Pack through e-commerce platforms including Amazon.

Growing PODs + Growing Sales + Expanded Sales Channels + Hot Product = Perfect Time to Invest

Market

Salsa is a hot market: $1.3B and growing

Valued at over $1B in annual sales, the salsa market is one of America's most successful food markets. Salsa alone is seeing significant annual growth, increasing by at least 1% each year over the past five years. For the 213M+ people who consume salsa annually, this top condiment has become a staple of most US households.

Mexican Food, in general, is a hot and growing food trend globally. As Mexican Food and salsa begins to gain acceptance around the world, the export markets for Salsa God will increase.

Competition

Salsa God stands out on store shelves



Whole Foods Market - California 2019



Southern California 2019



Whole Foods Market - Scottsdale, Arizona 2019



Salsa God has worked hard to differentiate itself from the competition in three main areas:







Packaging

- Tall, Skinny Jar
- Bright, Colorful Labels
- Eye-Catching Sugar Skull
- Tasting Note Callouts
- Gluten-Free Callout
- Non-GMO Project Callout
- Go Texan Callout

Branding

- Millennial-focused
- Bold, Memorable Name
- Día de los Muertos Imagery
- Sugar Skulls are On Trend

Product

- Lime Juice Instead of Vinegar
- No Onions
- No Added Sugars
- Gluten-Free
- No Preservatives
- Made in Texas

Vision

Up next: more products and bigger markets

If we reach our goal of $600K, Salsa God will be able to:

Increase nationwide sales penetration

Salsa God plans to roll out a strategic marketing campaign geared toward increasing sales in the Northeast, Midwest and Southeast Regions of the United States. Currently, Salsa God's sales are concentrated in Texas and the Mid-Atlantic, Pacific Northwest and West Coast regions of the United States. The additional capital will help fund a comprehensive digital marketing and coupon marketing program to encourage additional repeat purchases and introduce consumers to the Salsa God brand!

Launch a line of fresh salsas

Salsa God has grand plans to launch a line of fresh, refrigerated salsas using recipes very similar to our award-winning shelf stable salsa recipes. Having a line of fresh salsas will complement our current product offerings and help Salsa God capture additional revenue in the salsa category!

Roll out our Chips & Salsa Combo Pack nationwide

We are very excited about the recent launch of Salsa God's Chips & Salsa Combo Pack, and we are eager to expand production in order to enable us to roll out the product to grocery stores and convenience stores all across the U.S.

Increase export markets

Increase the number of export markets that we are able to serve. Currently Salsa God is exporting to Australia, and Salsa God is looking to expand into Brazil, Canada, Chile, Colombia, El Salvador, Kuwait, New Zealand, Panama, Peru, Taiwan and other markets.

Team



Danny Mayans   Founder

Perks

$250	A special thank you on salsagod.com
$1,000	Exhibitor Badge - 2020 Natural Products Expo West in Anaheim, CA March 4 - March 7, 2020 Go behind the scenes at the largest food trade show in the US and walk the floor and hang out at the Salsa God exhibitor's booth with the Team from Salsa God. Sample new foods, discover the latest food trends and learn about the specialty, natural food industry.
$25,000	Two Year Seat on Salsa God's Board of Advisors
$100,000	Develop and Commercialize Your Very Own Salsa Recipe with professional advice from Salsa God Develop your own salsa recipe with feedback from the Team at Salsa God, or commercialize a recipe you already use Create a name for your salsa formulation Have Salsa God present your salsa recipe as part of the Salsa God product line to retailers and distributors

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.